EXHIBIT 99.1

Brookfield Infrastructure Announces Intention to Acquire Inter Pipeline Ltd. for C$16.50 per Share in a Transaction Valued at C$13.5 Billion

  Highly certain and credible offer delivering immediate 23% premium to Inter Pipeline shareholders

  Brookfield Infrastructure willing to consider increasing its offer if granted access to due diligence

  Brookfield Infrastructure reports an aggregate economic interest in 19.6% of the issued and outstanding shares of IPL, making Brookfield Infrastructure IPL’s single largest investor

BROOKFIELD, NEWS, Feb. 10, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”), announces today its intention to pursue a privatization transaction in respect of Inter Pipeline Ltd. (“IPL” or the “Company”), pursuant to which it will offer to acquire all of the outstanding common shares of the Company (“IPL Shares”) not already owned by Brookfield Infrastructure, at a price per IPL Share of C$16.50 (the “Offer”).

Under the terms of the Offer and subject to proration, each IPL shareholder will have the ability to elect to receive, per IPL share, C$16.50 in cash or 0.206 of a Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) class A exchangeable share (“BIPC Share”). The share exchange ratio has been calculated based on the closing price of the BIPC Shares on February 10, 2021, the last trading day prior to this announcement. The Offer is fully financed, with a maximum cash consideration of approximately C$4.9 billion (representing 76.2% of the Offer’s total consideration) and a maximum aggregate number of BIPC shares issued of approximately 19 million (representing 23.8% of the Offer’s total consideration).

Financial and Strategic Benefits of the Transaction

Brookfield Infrastructure firmly believes that its Offer is in the best interests of all IPL shareholders and that shareholders should have the opportunity to determine what is best for their investment. Brookfield Infrastructure has a long and successful track record of acquiring large-scale infrastructure companies and believes its Offer is compelling for all IPL shareholders and stakeholders alike for the following key reasons:

Significant Premium to both IPL’s Recent Trading Levels and the Company’s Analyst Consensus Estimates

  23% premium to the closing prices of C$13.40 per IPL Share and C$79.97 per BIPC Share on February 10, 2021, the last trading day prior to announcement of this Offer
  28% premium to the 30-day volume-weighted average share prices of C$13.07 per IPL Share and C$84.87 per BIPC Share for the period ended February 10, 2021
  10% premium to research analyst forward-looking share price targets, which average C$14.98 per share, as well as a significant premium to the trading levels of IPL’s relevant Canadian midstream comparable companies

Immediate Catalyst to Surface Value in a Security that has Significantly Underperformed in the Public Equity Markets

  Despite a strong recovery in global equity markets and a return of commodity prices to pre-COVID levels, IPL’s share performance and credit profile continues to be strained
  IPL has delivered the lowest 1-year and 5-year total shareholder returns among its Canadian energy infrastructure peers

Compelling Valuation and an Opportunity for Immediate Liquidity

  Compelling valuation, despite the uncertainty of the timely completion and commercialization of the Heartland Petrochemical Complex (“Heartland”) anticipated by the Company within the next two years
  IPL shareholders will have the option to elect to receive all of their consideration in cash, subject to an aggregate limit of approximately C$4.9 billion, representing 76.2% of the Offer’s total consideration

Opportunity to Participate in Brookfield’s Diverse Infrastructure Platform

  IPL shareholders have an opportunity to receive an equity interest in a large-scale, global infrastructure company with a long-term track record of delivering compelling returns to shareholders
  Brookfield Infrastructure Partners has delivered ~10% annual distribution growth and an 18% annualized total return since inception

Brookfield Infrastructure is Uniquely Positioned to Support IPL Through the Environmental Social & Governance (“ESG”) Focused Transition

  Brookfield Infrastructure is one of the largest owners and operators of critical and diverse global infrastructure networks which facilitate the movement and storage of energy, water, freight, passengers and data
  Brookfield is a responsible Canadian-headquartered company, and IPL will remain a standalone company based in Calgary
  Brookfield Infrastructure recognizes that ESG sentiment among public investors is evolving at an unprecedented pace and we are confident that, as part of a larger, more diversified organization, IPL will benefit from Brookfield’s proven capabilities and stewardship around ESG transition investing

Offer Background

Brookfield Infrastructure is currently the largest investor in IPL with an aggregate economic interest in 84,341,555 IPL Shares, representing approximately 19.65% of the issued and outstanding Shares of IPL on an undiluted basis. Brookfield Infrastructure began to accumulate a position in the Company for investment purposes beginning in March 2020.

This position is comprised of beneficial ownership and control of an aggregate of 41,848,857 IPL Shares, representing approximately 9.75% of the issued and outstanding IPL Shares on an undiluted basis, and in addition, a cash-settled total return swap (the “Total Return Swap”) that provides Brookfield Infrastructure with economic exposure to an aggregate of 42,492,698 IPL Shares. The Total Return Swap affords economic exposure comparable to beneficial ownership but does not give Brookfield Infrastructure any right to vote, or direct or influence the voting, acquisition, or disposition of any IPL Shares.

In September 2020, Brookfield Infrastructure first approached the Company to discuss a collaborative strategic transaction, ultimately leading to the submission of specific indicative privatization proposals to the Company’s Board of Directors in November and December of 2020 based exclusively on publicly available information. The offer prices represented significant premiums in the range of 40% to 50% of IPL’s trading prices at various times during our discussions with the Company and were predicated on Brookfield Infrastructure’s ability to conduct confirmatory due diligence to validate the assumptions underlying its proposed price, in particular regarding Heartland. Each indicative proposal submitted to the Company by Brookfield Infrastructure also contained a "go shop" clause to afford the Company an opportunity to proactively canvass the market for a third party offer at a superior price following definitive agreement.

While subsequent correspondence between Brookfield Infrastructure and the Company was positive in spirit, ultimately the Company declined to engage constructively on a privatization transaction citing a view of intrinsic value far in excess of our assessment, largely driven by a more optimistic outlook of future growth and a recovery of commodity prices in excess of current market expectation. Brookfield Infrastructure believes the Company’s view fails to recognize the capital market realities facing energy-based infrastructure companies now and in the future.

Consequently, as the largest investor in the Company, Brookfield Infrastructure firmly believes it is in the best interest of all shareholders to be made aware of its efforts in this regard and be given the opportunity to opine directly on the Offer and for the Company to establish a process to facilitate its privatization.

Brookfield Infrastructure remains open to engaging directly with the Company on fair and balanced terms. Brookfield Infrastructure has made prior proposals to the Company in good faith, with an objective of receiving access to confirmatory due diligence to support a valuation for the Company above the Offer, indicatively in the range of C$17.00 to C$18.25 per IPL share. Brookfield Infrastructure has made this Offer based exclusively on publicly available information. Any ability for Brookfield Infrastructure to increase the Offer would be predicated on (i) being granted the ability to perform customary confirmatory due diligence, including but not limited to an ability to substantiate credible growth potential and the Company’s publicly outlined timeline and commercialization objectives for Heartland, and (ii) IPL not conditioning our access to diligence on restrictions that would preclude our ability to make any offer directly to shareholders, or otherwise inappropriately limit our strategic alternatives in regard to our current position on an appropriate timeline.

Offer Details

Full details of the Offer will be included in a formal take‐over bid circular to be filed with securities regulatory authorities and mailed to IPL shareholders. Brookfield Infrastructure will request a shareholders’ list from the Company and expects to mail the Offer and take‐over bid circular to IPL shareholders as soon as practical upon receipt of this list. The Offer will be open for acceptance for 105 days following the commencement of the Offer and will constitute a “Permitted Bid” for purposes of IPL’s shareholder rights plan as approved by IPL shareholders on May 7, 2020. The Offer is premised on there being 429,219,175 IPL Shares outstanding, on a fully diluted basis.

The Offer will also be subject to certain conditions of completion, including receipt of all necessary regulatory approvals, customary approval by the TSX and NYSE in relation to the issuance and listing of the additional BIPC Shares contemplated by our Offer, absence of material changes to the business and Brookfield Infrastructure owning not less than 66⅔% of the IPL Shares, calculated on a fully diluted basis, after taking up IPL Shares deposited under the Offer and not withdrawn (in addition to the non-waivable statutory condition that more than 50% of the outstanding IPL Shares, excluding IPL Shares beneficially owned by Brookfield Infrastructure, are deposited under the Offer and not withdrawn). Once the two‐thirds percentage acceptance level is met, Brookfield Infrastructure intends, but will not be required, to take steps to acquire all remaining IPL Shares in accordance with applicable law.

The BIPC Shares included in the Offer are the economic equivalent of units of Brookfield Infrastructure Partners L.P. (“BIP”) and are exchangeable for limited partnership units of BIP on a one for one basis.

Advisors

Brookfield Infrastructure has engaged BMO Capital Markets and Barclays Capital Canada Inc. to act as joint financial advisors and McCarthy Tétrault LLP to act as its legal advisor in connection with the Offer. Laurel Hill Advisory Group has also been engaged to act as Brookfield Infrastructure’s strategic communications advisor and information agent.

Additional Information

Laurel Hill Advisory Group has been retained as Information Agent for the Offer. Shareholders may contact Laurel Hill at:

Toll Free in North America: 1-877-452-7184
Outside North America, Banks, Brokers and Collect Calls: 416-304-0211
Email: assistance@laurelhill.com

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$600 billion of assets under management. For more information, go to www.brookfield.com.

No Offer or Solicitation
This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire IPL securities and to issue securities of Brookfield Infrastructure Corporation will be made solely by, and subject to the terms and conditions set out in the formal offer to purchase and bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF IPL SHARES

Brookfield Infrastructure intends to make the offer and sale of the BIPC Shares in the Offer subject to a registration statement of BIPC and BIP covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. INVESTORS AND SHAREHOLDERS OF IPL ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding BIP and BIPC or such transaction involving the issuance of the BIPC Shares and the underlying BIP limited partnership units, at the SEC’s website (www.sec.gov) under the issuer profiles for BIP and BIPC, or on request without charge from Brookfield Infrastructure, at 250 Vesey Street, 15th Floor, New York, New York, 10281-1023 or by telephone at (212) 417-7000.

BIPC is a foreign private issuer and Brookfield Infrastructure is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. BIPC prepares its financial statements in accordance with IFRS, and they may not be directly comparable to financial statements of United States companies.

Shareholders of IPL should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. IPL shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of IPL Shares are urged to consult their tax advisors.

An IPL shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Brookfield Infrastructure Corporation is incorporated in British Columbia, Canada, some or all of Brookfield Infrastructure’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and a substantial portion of Brookfield Infrastructure’s assets and of the assets of such persons are located outside the United States. IPL shareholders in the United States may not be able to sue Brookfield Infrastructure or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE BIPC SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IPL shareholders should be aware that, during the period of the Offer, Brookfield Infrastructure or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding Brookfield Infrastructure’s intention to pursue the privatization of IPL; Brookfield Infrastructure’s intention to make the Offer; the proposed terms and conditions of the Offer, including the amount, form and mix of consideration under the Offer, the expected conditions to completion of the Offer, the expected timing of the Offer, the pricing of the BIPC Shares issuable under the Offer, the maximum amount of cash consideration and the maximum number of BIPC Shares under the Offer and the anticipated acceptance period of the Offer; Brookfield Infrastructure’s intentions regarding the funding of the Offer; Brookfield Infrastructure’s intention to request a list of IPL’s shareholders; the expected mailing of the take-over bid circular in respect of the Offer; Brookfield Infrastructure’s intention to take steps to acquire IPL Shares not acquired under the Offer; and potential further engagement between Brookfield Infrastructure and the Company, including possibly varying the terms or conditions of the Offer.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com